UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)*

Excel Maritime Carriers Ltd.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

V3267N107
(CUSIP Number)

Gabriel Panayotides
17th km National Road Athens
Lamia & Finikos Street
145-64 Nea Kifisia
Athens, Greece

With a copy to:
Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	V3267N107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lhada Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

14,477,983

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

14,477,983

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,477,983

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.4%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS

CUSIP No.	V3267N107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tanew Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

14,477,983

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

14,477,983

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,477,983

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.4%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS

CUSIP No.	V3267N107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabriel Panayotides

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

33,170,966 (1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

33,170,966 (1)

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,170,966 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.9%

14.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS

(1)           Mr. Panayotides may be deemed to beneficially own 33,170,966 shares of the Issuer’s Class A common stock (the “Common Shares”), which includes (i) 28,955,966 Common Shares, including 1,813,108 Common Shares that were issued upon the cashless exercise of 4,071,428 warrants to purchase Common Shares (“Warrants”) at an exercise price of $3.50 per share, through Lhada Holdings Inc. and Tanew Holdings Inc., the shares of which are held in trust through a Declaration of Trust governed by Cypriot law (the “Trust”), the beneficiaries of which are members associated with Mr. Panayotides’ family; (ii) 1,965,000 Common Shares through Norma Investment Co. Ltd., a company controlled by Mr. Panayotides; and (iii) 2,250,000 Common Shares of which Mr. Panayotides is the controlling person.  The number of Common Shares issued in connection with the cashless exercise is based on the applicable market price of the Common Shares, which was $6.31.  Mr. Panayotides disclaims beneficial ownership of 30,920,966 Common Shares, composed of the Common Shares beneficially owned by Lhada Holdings Inc., Tanew Holdings Inc. and Norma Investment Co. Ltd., except to the extent of his voting and dispositive interests in such shares.  Mr. Panayotides has no pecuniary interest in such Common Shares.

CUSIP No.	V3267N107

Explanatory Note

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends Amendment No. 4 to Schedule 13D that was filed with the U.S. Securities and Exchange Commission on October 1, 2010 (“Amendment No. 4”) by the Reporting Persons (as defined in Item 2, below), relating to their beneficial ownership of the Common Shares of Excel Maritime Carriers Ltd., a Liberian corporation (the “Issuer”).

This Amendment No. 5 reflects (i) the issuance of an aggregate of 1,813,108 Common Shares to Lhada Holdings Inc. and Tanew Holdings Inc. upon the cashless exercise of 4,071,428 Warrants at an exercise price of $3.50; and (ii) the corresponding changes in the number of Common Shares beneficially owned by the Reporting Persons (as defined in Item 2, below) since the filing of Amendment No. 4.  The number of Common Shares issued in connection with the cashless exercise is based on the applicable market price of the Common Shares, which was $6.31.

Item 1.	Security and Issuer.

The name of the issuer is Excel Maritime Carriers Ltd., a Liberian corporation.  The principal executive office and mailing address of the Issuer is 17th km National Road Athens Lamia & Finikos Street, 145-64 Nea Kifisia, Athens, Greece.  This Amendment No. 5 relates to shares of the Issuer’s Class A common stock.

Item 2.	Identity and Background.

(a)
This Amendment No. 5 is being filed by Lhada Holdings Inc., a Liberian corporation (“Lhada”), Tanew Holdings Inc., a Liberian corporation (“Tanew”); and Gabriel Panayotides, a Greek citizen (“Mr. Panayotides”) (Lhada, Tanew and Mr. Panayotides, collectively the “Reporting Persons”).

(b)	The principal business address for each of the Reporting Persons is: c/o Gabriel Panayotides 17th km National Road Athens Lamia & Finikos Street 145-64 Nea Kifisia Athens, Greece
(c)
The principal business of Lhada and Tanew is acting as investment holding companies.  Mr. Panayotides serves as the Chairman of the board of directors of the Issuer.  Mr. Panayotides is also serves as the sole director of both Lhada and Tanew.

(d), (e)
None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The citizenship of each Reporting Person is as follows: Lhada: Liberian corporation; Tanew: Liberian corporation; and Mr. Panayotides: Citizen of Greece.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 16, 2010, an aggregate of 1,813,108 Common Shares were issued upon the cashless exercise of 4,071,428 Warrants  at an exercise price of $3.50 to Lhada Holdings Inc. and Tanew Holdings Inc.  The number of Common Shares issued in connection with the cashless exercise is based on the applicable market price of the Common Shares, which was $6.31.  No cash consideration was paid on the exercise of the Warrants for these Common Shares.

Other than as described herein, there have been no material changes from Amendment No. 4.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Common Shares for investment purposes. The Reporting Persons evaluate their investment in the Common Shares on continual basis.

Other than as described herein, there have been no material changes from Amendment No. 4.

Item 5.	Interest in Securities of the Issuer.

(a), (b) As of September 27, 2010, there were 83,133,671 Common Shares outstanding. Based on that information, the Reporting Persons report beneficial ownership of the following Common Shares:

Lhada may be deemed to beneficially own 14,477,983 Common Shares, representing approximately 17.4% of the outstanding Common Shares.  Lhada has the sole power to vote 0 Common Shares and the shared power to vote 14,477,983 Common Shares.  Lhada has the sole power to dispose of 0 Common Shares and the shared power to dispose of 14,477,983 Common Shares.

  Tanew may be deemed to beneficially own 14,477,983 Common Shares, representing approximately 17.4% of the outstanding Common Shares.  Tanew has the sole power to vote 0 Common Shares and the shared power to vote 14,477,983 Common Shares.  Tanew has the sole power to dispose of 0 Common Shares and the shared power to dispose of 14,477,983 Common Shares.

  Mr. Panayotides may be deemed to beneficially own 33,170,966 Common Shares, representing approximately 39.9% of the outstanding Common Shares. Mr. Panayotides has the sole power to vote 33,170,966 Common Shares and the shared power to vote 0 Common Shares. Mr. Panayotides has the sole power to dispose of 33,170,966 Common Shares and the shared power to dispose of 0 Common Shares.

  Mr. Panayotides disclaims beneficial ownership of 30,920,966 Common Shares, which includes the 14,477,983 Common Shares beneficially owned by Lhada, the 14,477,983 Common Shares beneficially owned by Tanew and the 1,965,000 Common Shares beneficially owned by Norma, except to the extent of his voting and dispositive interests in those Common Shares.  Mr. Panayotides has no pecuniary interest in those Common Shares.

(c) Except for the issuance of the Common Shares described in Item 3 herein, no transactions in the Common Shares were effected by the Reporting Persons during the past 60 days.

  (d) No person other than the beneficiaries of the Trust, Norma to the extent of 1,965,000 Common Shares, and Mr. Panayotides to the extent of 2,250,000 Common Shares, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material changes from Amendment No. 4.

Item 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Undertaking.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2010
(Date)

LHADA HOLDINGS INC.

By: /s/ Gabriel Panayotides
Name: Gabriel Panayotides
Title: Director

TANEW HOLDINGS INC.

By: /s/ Gabriel Panayotides
Name: Gabriel Panayotides
Title: Director

/s/ Gabriel Panayotides
Name: Gabriel Panayotides

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of Excel Maritime Carriers Ltd. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A jointly on behalf of each such party.

Dated: November 30, 2010
(Date)

LHADA HOLDINGS INC.

By: /s/ Gabriel Panayotides
Name: Gabriel Panayotides
Title: Director

TANEW HOLDINGS INC.

By: /s/ Gabriel Panayotides
Name: Gabriel Panayotides
Title: Director

/s/ Gabriel Panayotides
Name: Gabriel Panayotides

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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